June 8, 2009

Mr. Craig Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Business Machines Corporation
SEC Letter dated May 28, 2009
IBM Response dated May 15, 2009
SEC Letter dated May 5, 2009
IBM Response dated April 16, 2009
SEC Comment Letter dated April 3, 2009
SEC File No. 001-02360

Dear Mr. Wilson:

International Business Machines Corporation is submitting the following responses to the Staff’s letter dated May 28, 2009 on the company’s Form 10-K for the fiscal year ended December 31, 2008, filed on February 24, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.  We note the representation in your response to comment 1 of our letter dated May 5, 2009, that the current financing agreement with Irasco will expire on December 31, 2009.  We note also that it appears from your response that future requests for business with Irasco and/or Ascotec may be granted, after the DPL review and the legal compliance and local business review described in your response.  Please discuss the materiality of the agreement with Irasco, including whether the agreement constitutes a material risk for your security holders, in light of Irasco’s status as a majority-owned indirect subsidiary of IMIDRO.  Address materiality not only in quantitative terms, but also in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.  Please also address the materiality, including the potential impact upon your reputation and share value, of any future dealings you may have with Irasco and/or Ascotec.

Response

IBM does not believe that the financing agreement between IBM Italy and Irasco constitutes a material risk to our investors, whether analyzed on a quantitative or qualitative basis.  From the perspective of quantitative materiality, at inception, the financing lease provided for total revenue to IBM of $106,652.  As of May 2009, revenue of $23,700 remains until expiration of the agreement on December 31, 2009.  Each of these amounts represents approximately  0.0001% of IBM’s 2008 revenue of $103.6 billion, and is clearly immaterial on a quantitative basis.

Similarly, the financing agreement between IBM Italy and Irasco is not qualitatively material to investors, including investors such as states, municipalities and educational institutions that have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism.  In addition to the quantitative immateriality of the transaction discussed above, the agreement in question does not involve business transactions in Iran or with entities located in Iran.  The agreement is between IBM Italy and Irasco, both of which are entities organized under the laws of Italy.  Further, the financed goods were delivered and installed in Italy and all financial transactions occur in Italy between the two Italian entities.  IBM does not believe that these limited activities are of the type that would trigger divestment or other investor action.  IBM will continue to monitor carefully the actions taken by states, municipalities, educational institutions and other investors and whether such actions may have any material impact on IBM or its shareholders.

IBM has not, to its knowledge, experienced any negative publicity or reputational damage associated with its activities described in this letter, nor does IBM believe that the limited activities described in this letter would have any impact on its share price. Finally, IBM complies with all U.S. economic sanctions and export laws and regulations, including those regarding countries identified as state sponsors of terrorism by the U.S. Department of State, and we have no knowledge of any activity contrary to U.S. export controls and sanctions laws and regulations associated with the Irasco financing lease.  In light of the foregoing, the company does not believe that the transaction in question is either quantitatively or qualitatively material or that a reasonable investor would deem this information important in affecting “the total mix” of information available to investors.

As noted in our prior letters, any future requests for business with Irasco and/or Ascotec will be subject to IBM’s prior review and will undergo both legal compliance and local business review.  Going forward, the Company will also continue to monitor developments in investor sentiment and activity in this area, and will assess any future transactions with Irasco against those developments.

In response to your letter, the company also acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me or Richard Carroll, IBM Chief Accountant, One New Orchard Road, Armonk, New York 10504, (914) 499-5260.

Sincerely,

/s/ James J. Kavanaugh
James J. Kavanaugh
Vice President and Controller